UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Cincinnati Bell Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

171871106
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[_] Rule 13d-1(c)
[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 171871106	SCHEDULE 13G	Page 2 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marcato Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 171871106	SCHEDULE 13G	Page 3 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Richard T. McGuire III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 171871106	SCHEDULE 13G	Page 4 of 8

Item 1.	(a).	Name of Issuer:
Cincinnati Bell Inc.

(b).	Address of issuer's principal executive offices:
221 East Fourth Street Cincinnati, OH 45202

Item 2.	(a).	Name of person filing:
Marcato Capital Management LP Richard T. McGuire III

(b).	Address or principal business office or, if none, residence:

Marcato Capital Management LP
One Montgomery Street, Suite 3250
San Francisco, CA 94104

Richard T. McGuire III
c/o Marcato Capital Management LP
One Montgomery Street, Suite 3250
San Francisco, CA 94104

(c).	Citizenship:
Marcato Capital Management LP: Delaware Richard T. McGuire III: United States of America

(d).	Title of class of securities:
Common Stock, $0.01 par value per share

(e).	CUSIP No.:
171871106

CUSIP No. 171871106	SCHEDULE 13G	Page 5 of 8

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[X]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);
(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Each of the Reporting Persons no longer beneficially owns shares of Common Stock of the Company.

CUSIP No. 171871106	SCHEDULE 13G	Page 6 of 8

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒ .

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 171871106	SCHEDULE 13G	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014	Marcato Capital Management LP
By: Marcato Holdings LLC

	By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

Richard T. McGuire III

	By:	/s/ Richard T. McGuire III

CUSIP No. 171871106	SCHEDULE 13G	Page 8 of 8

Exhibit A
AGREEMENT

Each of the undersigned hereby consents and agrees to this joint filing of the Schedule 13G.

Dated: February 14, 2014	Marcato Capital Management LP
By: Marcato Holdings LLC

	By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

Richard T. McGuire III

	By:	/s/ Richard T. McGuire III